Exhibit 99.2

Management’s Discussion and Analysis

The following management’s discussion and analysis of results of operations and financial position (“MD&A”) prepared as of September 1, 2005 should be read in conjunction with our unaudited consolidated financial statements and notes as at and for the quarter ended July 31, 2005 (“the first quarter of FY 2006”) and the audited consolidated financial statements and notes as at and for the fiscal year ended April 30, 2005.  The MD&A was prepared in accordance with the disclosure requirements of National Instrument 51-102 of the Canadian Securities Administrators (“NI 51-102”) for MD&A.  This MD&A, and other reports, statements and communications to shareholders and others, as well as oral statements made by our directors, officers or agents, may contain forward-looking statements, including statements regarding the future success of our business and technology strategies, future market opportunities and future financial performance or results. These forward-looking statements are neither promises nor guarantees, but rather are subject to a number of risks and uncertainties, each of which could cause actual results to differ materially from those described in the forward-looking statements.  Some of the risks and uncertainties that may cause such variation are discussed below.  You should not place undue reliance on any such forward-looking statements, which are current only as of the date when made.  You should not expect that these forward-looking statements will be updated or supplemented as a result of changing circumstances or otherwise more frequently than as may be required in connection with the release of our quarterly reporting of financial results.

Our consolidated financial statements (and all financial data that has been derived therefrom and included in this MD&A) are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).  Note 11 to our consolidated financial statements as at and for the quarter ended for July 31, 2005 sets out the significant differences between accounting principles generally accepted in the United States (“U.S. GAAP”) and Canadian GAAP that would affect our consolidated financial statements.  As used in this discussion and unless the context otherwise requires or unless otherwise indicated, all references to “Geac”, “we”, “our”, “us”, “the Company” or similar expressions refer to Geac Computer Corporation Limited and its consolidated subsidiaries.  All dollar amounts herein are expressed in U.S. dollars unless otherwise noted, and references to “FY” are references to our fiscal year end on April 30 of each year.

This MD&A, the related unaudited consolidated financial statements and additional information about Geac can be viewed on the Company’s website at www.geac.com and through the SEDAR website at www.sedar.com and the United States Securities and Exchange Commission (“SEC”) website at www.sec.gov.

Geac’s common shares trade on the Toronto Stock Exchange under the symbol “GAC” and on the NASDAQ National Market under the symbol “GEAC”.  Geac had 86,849,621 common shares issued and outstanding on September 1, 2005.

Overview

We are a leading global provider of software and services for businesses and governmental bodies, providing our customers with financial and operational technology solutions to optimize their “financial value chain” (“FVC”).  Industry analysts describe the FVC as the fiscal view of everything that happens in an organization between the time money flows in and the time money flows back out.  The concept implies a holistic approach to the management of a company’s finances, which allows management to measure performance and share information to improve dynamic decision making.  The FVC is typically broken down into three elements, each of which our products address: transactions, including accounting, supply chain and payroll; processes, including time and expense management and compliance; and measurement, including budgeting, planning, forecasting and strategy.  Although we view the chief financial officer as our principal customer (because he or she is responsible for the entity’s finances), we sell to others in an organization, including the CIO, who are responsible for one or more of the elements of the FVC.

Our software solutions include cross-industry enterprise application systems (“EAS”) that address our customers’ transactional activities and business processes and monitor, measure and manage their businesses’ performance.  These offerings include financial administration and human resources functions, expense management, time capture, compliance, budgeting, forecasting, financial consolidation, management reporting and analysis, and enterprise resource planning (“ERP”) applications.  We also provide industry-specific applications (“ISA”) for the local government, library, real estate, construction, property management, restaurants and public safety marketplaces, including integrated EAS products for certain of these vertical markets.  We are pursuing a strategy of market leadership in the business performance management (“BPM”) marketplace by offering a growing suite of BPM applications that allows customers to use their transactional data by undertaking analysis and creating reports that enable more informed decision-making at the operational and executive levels.  By integrating our BPM products with various ERP applications, including several of our own ERP solutions, customers are able to use the information generated by such systems to manage their forecast and budget, monitor key success factors, and improve their operating performance.

In addition to the sale of software applications, we provide a broad range of professional services related to our software, including application hosting, consulting, implementation, and training.

We provide our software and services to approximately 18,500 customers worldwide, including many of the largest companies in the world. These companies and governmental bodies rely on our software applications for various aspects of their financial analysis and transactional and operational processing.  Geac is headquartered in Southborough, Massachusetts, with the registered office in Markham, Ontario and employs approximately 2,100 people globally, with approximately 17% in sales and marketing, 47% in support and services, 21% in product development and 15% in general and administrative positions.

Economic and Market Environment

Our business activity continues to be affected by the following general industry trends identified by our observations of competitive activities in the software marketplace, customer feedback and reports from industry analysts:

Industry Consolidation – We believe the software industry in general continues to consolidate and that the ERP sector in particular is a mature marketplace in many regions throughout the world.  This consolidation has resulted in an environment in which we often compete with large, independent software vendors that offer diversified products and exert significant pricing pressure.  To maintain and to improve our competitive position within the industry, we believe we must continue to develop and to introduce, in a timely and cost-effective manner, new products, product features and services, and to acquire or partner with businesses having offerings that expand and complement our own.

Integrated Business Solutions – We believe that customers desire integrated, end-to-end solutions that enable financial management of business processes throughout an organization and that enable them to concentrate their IT budgets on fewer providers.  One of our strategic objectives is to continue to integrate our product offerings and to continue to transform Geac into a software company focused on optimizing the efficiency of each customer’s processes relating to its financial operations.

Return on Investment (“ROI”) – We strive to offer products and services that help our customers to improve the performance of their businesses by utilizing their existing ERP systems, thereby avoiding the high costs and significant disruption of replacing those systems.  Businesses continue to face the economic challenges of managing expenses while growing revenue, but they must also minimize exposure to liability and ensure compliance with increasingly complex regulatory and reporting regimes, including the Sarbanes-Oxley Act of 2002, which increase the cost of operating a successful public company.  Our experience indicates that central to a customer’s purchasing decision is whether implementing a technology solution will meet the current business requirements, including regulatory compliance, while generating a prescribed payback.

Geac Growth Strategy - Increasing Software License Revenue

Our ability to produce new software license revenue from existing and new customers, particularly in growth markets like BPM, has played and will continue to play an important role in our growth strategy.  New software license revenue is critical to our growth as it generates professional services revenue and ongoing support revenue.  We believe that by continuing to “Build, Buy and Partner” to execute this strategy we may increase software license revenue growth and decrease support revenue attrition.  As part of this effort, we continue to remain largely dependent on acquisitions to generate significant overall growth in revenue.

Build:  Organic Growth

We have identified the following key business drivers to facilitate organic growth:

Geac Performance Management – Geac Performance Management (“GPM”) is our integrated product suite that enables companies, whether users of our ERP systems or those of other providers, to manage data efficiently, accurately and on a timely basis to allow such data to be used effectively in making operational decisions.  GPM currently consists of GPM Decision, a business intelligence tool; GPM Budgeting; GPM Compliance; GPM Expense Management; GPM Forecasting; GPM Financial Consolidation; GPM Process Management; and GPM Strategy Management.  GPM’s more sophisticated features allow companies to tighten the link between business strategy formulation and operational execution by measuring progress and tracking results.  This “umbrella strategy” has allowed customers to use our GPM products to retrieve transactional data generated by their ERP applications and to use the results to make informed decisions.

Product Expansion – We continue to develop new products and services and enhance our existing products and services as a means of increasing the depth and breadth of our product offerings.  In the first quarter of FY 2006, we released various products including AMSI ePortfolio 2.0, and MLXchange 2.0.  Overall sales of new products that were internally developed in FY 2005 contributed approximately 27% of our software license revenue for the first quarter of FY 2006, an increase from 24% in the fourth quarter of FY 2005.

Support Revenue – Support revenue represented approximately 61.1% of our total revenue in the first quarter of FY 2006.  Support revenue derived from mature products typically experience a higher attrition rate than support revenue derived from newer products where customers anticipate the release of significantly upgraded versions of such products with regular frequency.  The rate of support revenue attrition accelerates when customers believe that inadequate development is being performed on products they have licensed.  In the first quarter of FY 2006 total support revenue declined $1.4 million, or 2.2%, compared to the first quarter of FY 2005.  We continue successfully to maintain the rate of support revenue attrition of our legacy businesses at less than 10% (excluding the effect of foreign currency exchange rates).  We expect that support revenue will continue to decline as customers elect not to renew maintenance contracts.

Revenue generated by the GPM product suite, as currently configured, represented approximately 15% of our total revenue in the first quarter of FY 2006, and even moderate growth in that revenue stream likely will be insufficient to offset fully the declining support revenue from our EAS businesses.

Buy:  Growth Through Acquisitions

Given the relative sizes of the existing components of our business, we continue to expect that meaningful revenue growth will be dependent on acquisitions.  We believe that if we successfully execute our growth strategy this dependency could diminish over time when the organic growth of a larger software license revenue stream outpaces the loss of revenue due to maintenance attrition and our planned reduction in hardware sales.  We continue to pursue technologies and companies having complementary products that could drive growth through expansion of our client base or extensions of our product suite.  Generally, we target acquisitions that, if successfully executed, could enhance our integrated offerings, and could be consolidated into and create synergies with, our existing businesses.  This includes acquisitions targeted at expanding our GPM business to enable increased sales to existing and to net new customers, as well as acquisitions of other ERP vendors to expand the scope of our customer base and to allow us to enter into new markets.  Many recent acquisitions in the software industry have occurred at valuations with multiples exceeding two times revenue, making it challenging for Geac to find acquisitions that are both strategic, accretive and provide our required cash payback.  While we remain focused on acquisition activities, we continue to make investments in research and development, and we continue to see returns on these investments as evidenced by the continued software license revenue related to new products developed.

Partner:  Strengthening Relationships

We believe that we need to increase significantly the breadth and depth of our partner relationships worldwide in order to be successful in executing our growth strategy.  We continue to evaluate opportunities with various partners for distribution of our products worldwide and the associated implementation opportunities.

Results of Operations

Three Months Ended July 31, 2005 compared to the Three Months Ended July 31, 2004

(all dollar figures in tables are presented in thousands of U.S. dollars)

	Three months ended July 31
	2005	2004

Total revenue	$103,722	$106,868
Total cost of revenue	39,838	37,471
Gross profit	63,884	69,397
Operating expenses	47,882	48,825
Earnings from operations	16,002	20,572
Net earnings	11,290	13,512

Gross profit margin	61.6%	64.9%
Earnings from operations margin	15.4%	19.2%
Diluted net earnings per common share	0.13	0.15

Our revenue fluctuates significantly from quarter to quarter, and our first quarter historically has been the weakest quarter of our fiscal year for total revenue.  Total revenue for the first quarter of FY 2006 was $103.7 million, a decline of 2.9%, or $3.1 million, compared to $106.9 million in the first quarter of FY 2005.  The decline was attributable principally to reductions in software and support and services revenue, reduced by an increase in hardware revenue.  Our largest operating expense is our labour costs, which are relatively fixed and therefore the seasonality of our revenue has an adverse effect on our gross profit and earnings from operations.  Gross profit margin decreased from 64.9% in the first quarter of FY 2005 to 61.6% in the first quarter of FY 2006.  Operating expenses were relatively flat year over year, although they increased as a percentage of revenue from 45.7% in the first quarter of FY 2005 to 46.2% in the first quarter of FY 2006.  We also experienced a slight increase in our year over year tax rate, from 33.1% in the first quarter of FY 2005 to 36.5% in the first quarter of FY 2006.  Consistent with prior years, our tax rate in the first quarter of the fiscal year is not necessarily representative of our annual tax rate.

We increased our cash and cash equivalents to $192.1 million at July 31, 2005, from $188.2 million at April 30, 2005.  We also increased our net cash provided by operating activities, from $2.2 million for the first quarter of FY 2005, to $7.9 million for the first quarter of FY 2006.  Our overall focus continues to be on growing our software license revenue through increased sales of internally developed and acquired software products, while managing such growth profitably through the exercise of fiscal discipline.

Revenue

			Percentage of total revenue
	Three months ended July 31		Three months ended July 31
	2005	2004	2005	2004

Software	$13,009	$15,495	12.6%	14.5%
Support and services	86,931	89,470	83.8%	83.7%
Hardware	3,782	1,903	3.6%	1.8%
Total Revenue	$103,722	$106,868	100.0%	100.0%

Total revenue for the first quarter of FY 2006 was $103.7 million, compared to $106.9 million in the first quarter of FY 2005.  This decline in revenue was attributable to a reduction in software license revenue of 16.0%, or $2.5 million, a decline in support revenue of 2.2%, or $1.4 million, and a decline in services revenue of 4.6%, or $1.1 million.  These declines were partially offset by an increase in hardware revenue of 98.7%, or $1.9 million.  As a percentage of total revenue, software license revenue declined to 12.6% for the first quarter of FY 2006, compared to 14.5% in the first quarter of FY 2005.  However license revenue appears to have been adversely influenced by a spillover into August.  August, traditionally our slowest month, saw a material increase of 61.9% in new software license revenue compared to August of FY 2005.  As the software industry continues to consolidate, we experience competitive bidding situations in substantially all of our sales opportunities. The decline in support revenue was attributable to the continued support revenue attrition of our legacy businesses.  In the first quarter of FY 2006, services revenue increased in the majority of our EAS businesses, but the overall decline was predominantly due to a number of large implementation projects for System21 that were completed in FY 2005 and not repeated in Q1 FY 2006, and fewer professional services projects in the first quarter of FY 2006 for our local government business.  We continue to de-emphasize hardware revenue, but in the first quarter of FY 2006 one of our businesses had an increase in hardware revenue, resulting principally from a hardware sale of approximately $1.9 million to accommodate an ongoing customer relationship, which accounted for most of the overall increase in the quarter.

The following table includes the year-over-year percentage change in revenue by geographic region showing the change attributable to revenue using the same currency exchange rates for both fiscal years (constant dollars) and the change attributable to fluctuations in the value of the U.S. dollar for the first quarter of FY 2006 compared to the first quarter of FY 2005:

	Revenue
	Q1 FY 2006 over Q1 FY 2005
	Constant Dollars	Foreign Exchange	Net Change

Americas	-3.3%	0.5%	-2.8%
Europe	-4.0%	1.9%	-2.1%
Asia Pacific	-14.7%	6.9%	-7.8%
Total	-4.5%	1.6%	-2.9%

Our total revenue of $103.7 million in the first quarter of FY 2006 declined by $4.8 million, or 4.5%, compared to the first quarter of FY 2005, applying the same currency exchange rates for both fiscal years.  However, this decline was offset by the positive impact of foreign exchange fluctuations of $1.6 million, or 1.6%, arising predominantly from our European and Asia Pacific operations.

Revenue - Segmented

	Three months ended		$ Change Three months ended	% Change Three months ended
	July 31		July 31	July 31
	2005	2004	2004 to 2005	2004 to 2005

EAS
Software	$11,117	$13,308	$(2,191)	(16.5)%
Support and services	67,547	69,696	(2,149)	(3.1)%
Hardware	3,341	1,436	1,905	132.6%
Total Revenue	$82,005	$84,440	$(2,435)	(2.9)%

ISA
Software	$1,892	$2,187	$(295)	(13.5)%
Support and services	19,384	19,774	(390)	(2.0)%
Hardware	441	467	(26)	(5.5)%
Total Revenue	$21,717	$22,428	$(711)	(3.2)%

Total Revenue	$103,722	$106,868	$(3,146)	(2.9)%

EAS Segment:

In the first quarter of FY 2006, we experienced software license revenue growth in each of our RunTime, System21, and Anael businesses compared to the first quarter of FY 2005, despite an overall decline in total software license revenue.  This growth was in part attributable to the continued investment in the development of new products and product enhancements in FY 2005 which will continue in FY 2006.  In the first quarter of FY 2006, software revenue from new products and product enhancements accounted for approximately 27% of our total EAS software license revenue.

Support revenue declined by 4.4%, or $2.1 million, to $46.0 million in the first quarter of FY 2006, from $48.1 million in the first quarter of FY 2005.  We continued to experience single-digit support revenue attrition in our EAS business as we did throughout FY 2005.  In the first quarter of FY 2006, services revenue was relatively flat compared to the first quarter of FY 2005.  This resulted from slight increase in the services revenue of many of our EAS businesses, offset by a $1.0 million decline in services revenue in our System21 business.  Hardware revenue increased by $1.9 million as a result of a large System21 hardware sale.

EAS - Revenue Indicators

	Three months ended
	July 31,	July 31,
	2005	2004
	$’s in $000’s

Total EAS transactions	315	342
Transactions greater than $150,000	19	21
Average transaction size greater than $150,000	$284	$257

The decline in EAS software license revenue in the first quarter of FY 2006 compared to the first quarter of FY 2005 was due in part to the reduction in the total number of transactions and the number of contracts greater than $150,000 in the first quarter of FY 2006, compared to the first quarter of FY 2005.  We did however, experience an improvement in the EAS segment in the average size of transactions over $150,000, which increased from approximately $257,000 in the first quarter of FY 2005 to approximately $284,000 in the first quarter of FY 2006.  Of the customer contracts entered into in the first quarter of FY 2006, there was one contract greater than $500,000.  Although we have had success in recent quarters improving these revenue indicators, we recognize the unevenness of our quarterly software license revenue and the challenge of consummating multiple large transactions in this competitive environment.

ISA Segment:

Revenue in the ISA segment declined 3.2%, or $0.7 million, to $21.7 million in the first quarter of FY 2006, compared to $22.4 million in the first quarter of FY 2005.  This $0.7 million decline was primarily attributable to a $0.6 million decline in local government revenue and declines of $0.2 million in each of Commercial Systems and Libraries revenue.  This was offset by an increase in support revenue in our Interealty business due to increases in monthly agent counts.

Gross Profit

	Three months ended July 31
	2005	2004

Gross profit on software revenue	84.8%	89.2%
Gross profit on support and services	60.4%	61.7%
Gross profit on hardware revenue	8.1%	19.3%
Gross profit on total revenue	61.6%	64.9%

Gross profit on total revenue decreased by $5.5 million, from $69.4 million in the first quarter of FY 2005 to $63.9 million in the first quarter of FY 2006.  This decline resulted primarily from the decline in total revenue. The decline in software license revenue margin was attributable in part to an increase in lower margin, third-party product sales in certain of our EMEA businesses.  Gross profit margins also decreased in support and services.  This decrease was attributable in part to the delivery of services by third-party implementation partners.  However, enhancing our partner relationships for distribution of our products worldwide and the associated implementation opportunities is one of our key business drivers. By integrating our partners into our selling opportunities, we hope to increase software license and support revenue in the future.  In the first quarter of FY 2006, we continued to experience significant pricing pressure on our pass-through hardware costs.  This reinforces our decision to de-emphasize hardware sales except in sales where it is an accommodation for our customers in a software applications sale.

As we indicated in previous quarters, gross profit is influenced by variables outside of management’s control, and we remain uncertain as to whether we can achieve the gross profit level of FY 2005.

Operating Expenses

Overall operating expenses of $47.9 million in the first quarter of FY 2006 increased by $0.9 million from the first quarter of FY 2005.  As a percentage of total revenue, operating expenses increased from 45.7% in the first quarter of FY 2005 to 46.2% in the first quarter of FY 2006.  Although our operating expenses for the quarter were similar to those incurred in the first quarter of FY 2005, this was achieved as a result of a one-time $4.0 million recovery of past litigation expenses from an insurance carrier.  Excluding this settlement, increases in stock-based compensation resulting from grants issued under our restricted share unit (“RSU”) plan,  which we adopted in the fourth quarter of FY 2005, increased our operating expenses, as did increases in our costs associated with complying with corporate governance requirements, including Section 404 of the Sarbanes-Oxley Act of 2002 (“SOXA  404”).

			$ Change Three months	% Change Three months
	Three months ended		ended	ended
	July 31		July 31	July 31
	2005	2004	2004 to 2005	2004 to 2005

Sales and marketing	$19,641	$18,534	$1,107	6.0%
Research and development	14,879	14,393	486	3.4%
General and administrative	11,101	14,305	(3,204)	(22.4)%
Net restructuring and other unusual items	(33)	(653)	620	(94.9)%
Amortization of intangible assets	2,294	2,246	48	2.1%
	$47,882	$48,825	$(943)	(1.9)%

Sales and Marketing - Sales and marketing expenses increased $1.1 million, or 6.0%, in the first quarter of FY 2006 compared to the first quarter of FY 2005.  However, sales and marketing expenses were $2.1 million less than they were for the fourth quarter of FY2005 as lower commissions were paid on lower software license revenue.  As a percentage of total revenue, sales and marketing expenses increased from 17.3% in the first quarter of FY 2005 to 18.9% in the first quarter of FY 2006.  The increase in sales and marketing expenses over the first quarter of FY2005 was, in part, due to personnel costs relating to changes in our sales personnel, an increase in stock-based compensation expense related to the granting of RSUs in the fourth quarter of FY 2005, and an increase in our investment in the training and education of our sales and marketing personnel.  Sales and marketing expenses may increase in the future as a percentage of total revenue as we continue to focus on growing new software license revenue.

Research and Development - Product development expenses increased $0.5 million, or 3.4%, in the first quarter of FY 2006 compared to the first quarter of FY 2005.  As a percentage of total revenue, product development expenses increased from 13.5% in the first quarter of FY 2005 to 14.3% in the first quarter of FY 2006.  The increase was mainly attributable to overall investment in certain targeted products and an increase in stock-based compensation expenses related to the granting of RSUs in the fourth quarter of FY 2005.  Overall, the number of development personnel declined in the first quarter of FY 2006, and we also redistributed resources among our various businesses so as to better align our resources with areas of anticipated product revenue growth.  In the future, we expect our research and development expense to increase as we continue to invest in internal product development to further enhance and integrate our suite of products.

We currently do not have any capitalized software development costs.  Software development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization.  Software development costs incurred prior to the establishment of technological feasibility do not meet these criteria and are expensed as incurred.  Capitalized costs would be amortized over the estimated benefit period of the software developed.  No costs were deferred in the first quarter of FY 2006 as most projects did not meet the criteria for deferral and, for those projects that met these criteria, the period between achieving technological feasibility and the completion of software development was minimal, and the associated costs immaterial.

General and Administrative - General and administrative expenses decreased by $3.2 million, or 22.4%, in the first quarter of FY 2006 compared to the first quarter of FY 2005.  As a percentage of total revenue, general and administrative expenses decreased from 13.4% in the first quarter of FY 2005 to 10.7% in the first quarter of FY 2006.  Contributing significantly to the lower general and administrative expenses in the quarter was a $4.0 million settlement with an insurance carrier.  We incurred approximately $1.5 million in legal fees and associated costs in the litigation with the insurance carrier, which commenced in 2001.  Excluding the impact of this settlement, general and administrative expenses would have increased $0.8 million in the first quarter of FY 2006, as compared to the first quarter of FY 2005.  The increase was attributable to an increase in stock-based compensation of $1.8 million to $2.9 million in the first quarter of FY 2006 compared to $1.1 million in the first quarter of FY 2005, related to the granting of RSUs in the fourth quarter of FY 2005, an increase of approximately $500,000 in the first quarter of FY 2006 compared to the first quarter of FY 2005 in costs associated with our ongoing compliance with corporate governance requirements, including SOXA 404, an increase in our bad debt expense, and an increase in our insurance expense as a result of the rising cost of premiums related to our general coverage.  Going forward, it is anticipated that general and administrative expenses will be adversely and significantly impacted by corporate governance regulations and requirements, including SOXA 404.

Net Restructuring and Other Unusual Items - In the first quarter of FY 2006 there was minimal net restructuring and other unusual items, whereas in the first quarter of FY 2005 there was a credit of $0.7 million.  This credit of $0.7 million was primarily due to the release of premises reserves in our European business that were accrued in prior years which, upon management’s review, were determined to be no longer required.

Amortization of Intangible Assets - Amortization of intangible assets was relatively unchanged at $2.3 million in the first quarter of FY 2006, compared to $2.2 million in the first quarter of FY 2005.

Interest Income - Interest income in the first quarter of FY 2006 was $1.5 million, compared to $0.5 million in the first quarter of FY 2005.  The increase in interest income resulted from higher average cash balances in the first quarter of FY 2006 compared to the previous year, and an increase in the interest rates we earned on our balances.

Interest Expense - Interest expense was $0.4 million for the first quarter of each of FY 2006 and FY 2005.

Other (Income) Expense, net - Other income in the first quarter of FY 2006 was $0.6 million, compared to other expense of $0.5 million in the first quarter of FY 2005.  The increase in other income was primarily attributable to a net gain on foreign exchange impacting on net monetary asset and liability balances held in foreign currencies.

Income Taxes - The provision for income taxes was $6.5 million in the first quarter of FY 2006, compared to $6.7 million in the corresponding period last year. The effective tax rate for the first quarter of FY 2006 was 36.5%, which was higher than the effective tax rate in the first quarter of FY 2005 of 33.1%.  The change in the tax rate of 3.4% is due primarily to change in the geographic mix of the countries in which income is earned to those with higher tax rates and provision adjustments related to tax return filings.

Of the total $6.5 million provision for income taxes recorded in the first quarter of FY 2006, $4.1 million reflected the utilization of future income tax assets and $2.4 million represented cash taxes in the quarter. In the corresponding quarter in FY 2005, $4.8 million reflected the utilization of future income tax assets and $1.9 million represented cash taxes.  Our cash tax rate increased from 9.2% in the first quarter of FY 2005 to 13.3% in the first quarter of FY 2006, primarily as a result of certain subsidiaries having taxable income with no tax losses carried forward to offset such income.  Our tax rate in respect of the utilization of the future income tax assets decreased from 23.9% to 23.2% in the first quarter FY 2006 compared to the corresponding quarter in FY 2005.

We continue to believe under current facts and circumstances that our effective tax rate for FY 2006 will be in the range of 22% to 27%.

Net Earnings - Net earnings were $11.3 million, or $0.13 per diluted share, in the first quarter of FY 2006, compared to $13.5 million, or $0.15 per diluted share, in the first quarter of FY 2005.  We have achieved a relatively stable run rate of quarterly operating expenses associated with our business operations; however, because our revenue is subject to fluctuations from quarter to quarter and many of our costs are fixed, our operating income is negatively impacted during lower revenue quarters.  Many of our businesses are organized geographically so that the related expenses are incurred in the same currency as our revenue, which significantly mitigates our exposure to transactional currency fluctuations.  Compared to the first quarter of FY 2005, transactional currency fluctuations (primarily attributable to the strength of Euro and British Pound Sterling against the the U.S. Dollar) had the effect of increasing net earnings by $0.5 million in the first quarter of FY 2006.  The decrease in net earnings during the period was positively impacted by a foreign exchange gain on revenue of $1.6 million, offset by a foreign exchange loss on expenses of $1.1 million.

Non-GAAP Results (1)

	Three months ended July 31,
	2005	2004
Canadian GAAP based “Total revenue”	$103,722	$106,868

Canadian GAAP based “Net earnings”	$11,290	$13,512

Add back:
Income taxes	$6,490	$6,671
Interest income	(1,548)	(501)
Interest expense and amortization of deferred financing costs	375	388
Other (income) expense, net	(605)	502
Amortization of intangible assets	2,294	2,246
Depreciation of property, plant and equipment	1,264	1,721

EBITDA	$19,560	$24,539

EBITDA as a percentage of total revenue	18.9%	23.0%

Add back:
Stock based compensation	2,910	1,102

ADJUSTED EBITDA	$22,470	$25,641

Adjusted EBITDA as a percentage of total revenue	21.7%	24.0%

Earnings in the first quarter of FY 2006 were also impacted by the compensation expense related to the granting of RSUs in the fourth quarter of FY 2005.  Excluding the stock based compensation effects from our results, the adjusted EBITDA as a percentage of total revenue was 21.7% in the first quarter of FY 2006, compared to 24.0% in the first quarter of FY 2005.

(1) The non-GAAP information included in this MD&A is not prepared in accordance with GAAP because it excludes the impact of income taxes, interest income, interest expense and amortization of deferred financing costs, other (income) expense, amortization of intangibles, depreciation of property, plant and equipment and stock-based compensation expense.  We believe that EBITDA and ADJUSTED EBITDA could be useful to investors because we have provided this or similar information in the past and some investors find it helpful in analyzing the revenues and expenses of our core business and comparing them to the revenues and expenses of some of our competitors.  We use these non-GAAP measures, along with GAAP information, in evaluating our results and more specifically to identify non-cash expenses and other non-core business costs.

Quarterly Results

The following table sets forth the unaudited consolidated statements of earnings for each of our last eight fiscal quarters.  The data has been derived from our unaudited consolidated statements of earnings that have been prepared on the same basis as the annual audited consolidated statements of earnings and, in our estimation, include all adjustments necessary for a fair presentation of such information.  These unaudited quarterly results should be read in conjunction with our audited consolidated financial statements and notes thereto for FY 2005 and FY 2004.  The consolidated results of operations for any quarter are not necessarily indicative of the results for any future period.

Condensed Consolidated Quarterly Statements of Earnings

(unaudited)

(In thousands of U.S. dollars, except per share data)

	2004			2005				2006
	Quarter 2	Quarter 3	Quarter 4	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Quarter 1

Revenue	$111,467	$116,175	$116,105	$106,868	$106,430	$113,890	$117,204	$103,722

Cost of revenue	45,227	45,991	43,042	37,471	38,755	42,840	41,291	39,838

Gross profit	66,240	70,184	73,063	69,397	67,675	71,050	75,913	63,884

Operating expenses	50,837	51,901	48,672	48,825	47,237	49,544	54,267	47,882

Earnings from operations	15,403	18,283	24,391	20,572	20,438	21,506	21,646	16,002

Net earnings	10,264	13,755	23,780	13,512	15,204	29,670	18,638	11,290

Basic EPS	0.12	0.16	0.28	0.16	0.18	0.35	0.22	0.13

Diluted EPS	0.12	0.16	0.27	0.15	0.17	0.34	0.21	0.13

Liquidity and Financial Condition

	Three months ended
	July 31		$
	2005	2005	Change

Net cash provided by operating activities	$7,887	$2,198	$5,689
Net cash provided by investing activities	3,544	25,481	(21,937)
Net cash (used in) provided by financing activities	(2,042)	1,349	(3,391)
Effect of exchange rate changes on cash and cash equivalents	(5,507)	984	(6,491)
Net increase in cash and cash equivalents	3,882	30,012	(26,130)

At July 31, 2005, cash and cash equivalents totalled $192.1 million, compared to $188.2 million at April 30, 2005.

Total assets decreased $23.8 million, from $466.2 million at April 30, 2005 to $442.3 million at July 31, 2005.  This decrease was primarily attributable to the reduction in net accounts receivable related to our continued efforts to improve days sales outstanding (“DSO”), and the variability of our quarterly sales.  DSO was 40 at July 31, 2005, compared to 46 at April 30, 2005.  The decrease in total assets also was attributable to the regular amortization and expensing of intangible assets, property plant and equipment and prepaid expenses.

Current liabilities decreased $27.4 million, from $209.4 million at April 30, 2005, to $182.0 million at July 31, 2005.  This decrease was primarily a result of a reduction in accounts payable and accrued liabilities and deferred revenue.  The decrease in accounts payable and accrued liabilities relates to the FY 2006 first quarter settlement of FY 2005 compensation accruals, as well as the payment of amounts in accounts payable and other accruals such as commodity taxes and professional fees.  Deferred revenue is composed of deferred support revenue, which is recognized ratably over the term of the related maintenance agreements, normally having a term of one year, and deferred professional services revenue, which is recognized as such services are performed.

The decrease in deferred revenue is due to both the seasonality of our business and support revenue attrition.  We continue to see the largest volume of maintenance renewal contracts in the third quarter of our fiscal year, therefore the decrease in deferred revenue in the first quarter was expected.  In addition, our unfunded pension liability decreased by $3.8 million as a result of a $2.2 million lump sum payment and a strengthening of the U.S. Dollar against the British Pound Sterling.

Net Changes in Cash Flow

	Three months ended
	July 31		$
	2005	2004	Change

Net cash provided by operating activities	$7,887	$2,198	$5,689
Net cash provided by investing activities	3,544	25,481	(21,937)
Net cash (used in) provided by financing activities	(2,042)	1,349	(3,391)
Effect of exchange rate changes on cash and cash equivalents	(5,507)	984	(6,491)
Net increase in cash and cash equivalents	3,882	30,012	(26,130)

The improvement in net cash flow from operating activities was due primarily to the change in operating assets and liabilities .

The net change in net cash provided by investing activities in the first quarter of FY 2006 was mainly due to the change in restricted cash as a result of funds delivered to an independent trust at year end to purchase our common shares to satisfy previously granted RSUs, the settlement of which was completed in May 2005.  The net change in the first quarter of FY 2005 was mainly due to sale of short-term investments held at April 30, 2004.

The change in net cash used in financing activities was due to the purchase of shares in first quarter of FY 2006 related to the issuance of RSUs in the fourth quarter of FY 2005, offset by an increase in cash provided from the exercise of stock options.

Contracts and Commitments

On August 11, 2005, we entered into a five-year, $150 million revolving credit facility (the “New Facility”) with a syndicate of banks led by Bank of America.  The interest rates payable under the New Facility range between prime plus 25 and 75 basis points for prime-rate borrowings, and between LIBOR plus 125 and 175 basis points for LIBOR- based borrowings.   The fee payable on the unused portion of the New Facility ranges from 30 to 45 basis points.

The New Facility replaces the $50 million, fully secured credit facility (the “Prior Facility”), which was due to expire on September 9, 2006.  The New Facility is secured only by the stock of certain of our material subsidiaries and is available for working capital needs, acquisitions and other general corporate purposes.

The Prior Facility, which was still in place on July 31, 2005, was obtained in the second quarter of FY 2004 and was collateralized by substantially all of our assets, including the assets of certain of our Canadian and U.S. subsidiaries.  Certain other subsidiaries also guaranteed this facility.  The Prior Facility was available for our working capital needs and other general corporate purposes, and for the needs of our subsidiaries that were parties to the Prior Facility credit agreement.  As of July 31, 2005, $2.6 million of the $5.0 million letter of credit sub-facility had been utilized, and the remaining $47.4 million of the $50.0 million revolving line of credit was available for our future cash needs.

Since the New Facility was entered into on August 11, 2005, unamortized deferred financing costs associated with the Prior Facility in an amount of approximately $1.0 million will be written off in the second quarter of FY2006.  In addition, a termination fee of approximately $540,000 will be paid in the second quarter of FY2006.  All costs associated with the New Facility will be deferred and amortized over the five-year term of the New Facility.

We have not entered into off-balance sheet financing as a general practice.  Except for operating leases, uncollateralized bank guarantees and uncollateralized letters of credit, all of our commitments are reflected on our balance sheets.  Commitments include operating leases for office equipment and facilities, letters of credit, bank guarantees, and performance bonds that are routinely issued on our behalf by financial institutions, in each case primarily in connection with facility leases and contracts with public sector customers.  We do not have any other business arrangements, derivative financial instruments, or any equity interests in unconsolidated companies that would have a significant effect on our assets and liabilities as at July 31, 2005.

Foreign Currency Risk

We are organized globally and generally conduct our transactions in the local currency (also known as functional currency) of the business.  Additionally, balances that are denominated in a currency other than the entity’s reporting currency must be adjusted to reflect changes in foreign exchange rates during the reporting period.  We may utilize financial instruments to hedge currency exposures on an ongoing basis, but currently we do not use financial instruments to hedge operating expenses in foreign currencies.  We cannot predict the effect of foreign exchange losses in the future; however, if significant foreign exchange losses are experienced, they could have a material adverse effect on our business, results of operations, and financial condition.

Critical Accounting Estimates

Certain accounting estimates are particularly important to the reporting of our financial position and results of operations, and require the application of significant judgment by our management.  An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the financial statements.  We believe that there have been no significant changes in our critical accounting estimates since April 30, 2005 from what was previously disclosed in our MD&A for the year ended April 30, 2005.

Changes in Accounting Policies

There have been no significant changes in our accounting policies since April 30, 2005.

Recent Accounting Pronouncements

Canadian GAAP

Financial Instruments, Comprehensive Income, Hedges

On January 27, 2005, the Accounting Standards Board issued CICA Handbook section 1530 Comprehensive Income (“Section 1530”), Handbook section 3855 Financial Instruments – Recognition and Measurement (“Section 3855”) and Handbook section 3865 Hedges (“Section 3865”).  Section 3855 expands on CICA Handbook section 3860 Financial Instruments - Disclosure and Presentation by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount.  It also specifies how instrument gains and losses are to be presented.  Section 3865 - Hedges, is optional.  It provides alternative treatments to Section 3855 for entities that choose to designate qualifying transactions as hedges for accounting purposes and specifies how hedge accounting is applied and what disclosures are necessary when it is applied.  Section 1530 introduced a new requirement to present certain temporary gains and losses outside net income in a new component of shareholders’ equity entitled

“Comprehensive Income”.  These standards are substantially harmonized with U.S. GAAP and are effective for us beginning May 1, 2007.  We are currently evaluating the impact of these standards on our consolidated financial position, results of operations and cash flows.

U.S. GAAP

Share-Based Payment

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), which replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” (“SFAS 123”) and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”.  SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim or annual period after June 15, 2005, with early adoption encouraged.  In April 2005, the Securities and Exchange Commission (the “SEC”) postponed the effective date of SFAS 123R until the issuer’s first fiscal year beginning after June 15, 2005.  Under the current rules, we will be required to adopt SFAS 123R in the first quarter of fiscal 2007, beginning May 1, 2006.  The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition.

We adopted the fair value method of accounting for all stock-based compensation awards to both employees and non-employees granted on or after May 1, 2003.  All stock-based compensation related to awards granted prior to April 30, 2003 is included in the pro forma disclosures in the notes to the consolidated financial statements.  Under SFAS 123R, we must utilize one of the transition methods required by the standard to record the fair value of stock-based compensation related to these awards.  The transition methods include prospective and retroactive adoption options.  Under the retroactive option, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented.  The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS 123R, while the retroactive methods would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated.

In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (“SAB 107”) regarding the SEC’s interpretation of SFAS 123R and the valuation of share-based payments for public companies.  We are still evaluating the requirements of SFAS 123R and SAB 107 and expect that the adoption of SFAS 123R on May 1, 2006 will not have a material impact on our consolidated results of operations and earnings per share.  We have not yet determined the method of adoption or the effect of adopting SFAS 123R, nor have we determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under SFAS 123.

Exchanges of Non-monetary Assets

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets - An Amendment of Accounting Principles Board Opinion No. 29, Accounting for Non-monetary Transactions” (“SFAS 153”).  SFAS 153 eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Non-monetary Transactions,” and replaces it with an exception for exchanges that do not have commercial substance.  SFAS 153 specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  SFAS 153 is effective for fiscal periods beginning after June 15, 2005, and we will be required to adopt it in the second quarter of fiscal 2006, beginning on August 1, 2005.  We do not believe adoption of Statement 153 will have a material effect on our consolidated financial position, results of operations or cash flows.

Risks and Uncertainties

We operate in a dynamic and rapidly changing environment and industry, which exposes us to numerous risks and uncertainties.  The following section describes some, but not all, of the risks and uncertainties that may adversely affect our business, financial condition or results of operations.  Additional risks and uncertainties not described below or not presently known to us may also affect our business, financial condition or results of operations.  If any of these risks occurs, our business, financial condition, or results of operations could be seriously harmed.  You should understand that the purpose of discussing these risks and uncertainties is to alert you to certain factors which could cause actual results to differ materially from those described in the forward-looking statements and not to describe facts, trends and circumstances that could have a favorable impact on the Company’s results.  This section should be read in conjunction with our unaudited Consolidated Financial Statements for the quarter ended July 31, 2005 and the audited Consolidated Financial Statements for the year ended April 30, 2005 and notes thereto, and the other parts of this MD&A.

We have had losses in the past and may not maintain our current profitability in the future.  The trading price of our common shares may fall if we fail to maintain profitability or generate sufficient cash from operations.

We generated net earnings of $11.3 million for the quarter ended July 31, 2005 and $77.0 million for the year ended April 30, 2005.  Although we have had positive net earnings for the past four fiscal years, we had a net loss of $169.4 million for the year ended April 30, 2001.  In the past, our losses have resulted principally from costs incurred to realign our global operations and our conclusion that the goodwill and other intangibles we carried on our consolidated balance sheet were impaired.  Although we have been operating profitability since FY 2002, we expect to continue experiencing fluctuations in our operating results and cannot assure sustained profitability.

As we grow our business, we expect operating expenses and capital expenditures to increase correspondingly, and as a result, we will need to generate significant revenue to maintain profitability.  We may not be able to sustain or to increase profitability or cash flows from operations on a quarterly or annual basis in the future and could incur losses in future periods.  If our revenues decline as they have in past years, our operating results could be seriously impaired because many of our expenses are fixed and cannot be easily or quickly reduced.  A failure to maintain profitability could materially and adversely affect our business.

In FY 2003, we recorded goodwill impairment and net restructuring and other unusual items of $15.1 million related to significant write-downs of goodwill, as well as to restructuring efforts intended to reduce costs and more efficiently organize our operations.

Although no such write-downs or charges were required during FY 2004 or FY 2005, we periodically review the value of acquired intangibles and goodwill to determine whether any impairment exists and we could write-down a portion of our intangible assets and goodwill as part of any such future review.  We also periodically review opportunities to organize operations more efficiently, and may record further restructuring charges in connection with any such reorganization.  Any write-down of intangible assets or goodwill or restructuring charges in the future could affect our results of operations materially and adversely.

One dissident shareholder is attempting to replace two of our existing directors who are nominated for re-election at the upcoming annual meeting of shareholders with his own nominees.  Costs and expenses associated with responding to the attack on our governance procedures and the dissident shareholder’s concerns relating to the Company may be significant and include out-of-pocket expenses for additional communications with shareholders and fees payable to advisors who are assisting us.  Management attention will be diverted as a result of this situation and customers and potential customers may be reluctant to transact with us during the period of uncertainty created by the dissident’s actions.  As a result, sales of our software products and services may be delayed or lost.  These factors could affect our results of operations materially and adversely.

Our revenues and operating results fluctuate significantly from quarter to quarter, and the trading price of our common shares could fall if our revenues or operating results are below the expectations of analysts or investors.

Our revenues and operating results fluctuate significantly from quarter to quarter.  Historically, our revenue in the third quarter of each fiscal year, our quarter ending January 31, has benefited from year-end budget cycles and spending, and we have generated less revenue, and collected less cash, during our first and second fiscal quarters of each year, our quarters ending July 31 and October 31, due in part to the European summer holiday season.  These historical patterns may change over time. Revenue in any quarter depends substantially upon our ability to sign contracts and our ability to recognize revenue in that quarter in accordance with our revenue recognition policies.

Our quarterly revenues and operating results may fluctuate based on a variety of factors, including the following:

•                  the timing of significant orders, and delivery and implementation of our products;

•                  the gain or loss of any significant customer;

•                  the number, timing and significance of new product announcements and releases by us or our competitors;

•                  our ability to acquire or develop (independently or through strategic relationships with third parties), to introduce and to market new and enhanced versions of our products on a timely basis;

•                  order cancellations and shipment rescheduling delays;

•                  patterns of capital spending and changes in budgeting cycles by our customers;

•                  market acceptance of new and enhanced versions of our products;

•                  changes in the pricing and the mix of products and services that we sell and that our customers demand;

•                  the demand for our products and the market conditions for technology spending;

•                  seasonal variations in our sales cycle (such as lower sales levels typically experienced by our European operations during summer months);

•                  the level of product and price competition;

•                  the amount and timing of operating costs and capital expenditures relating to the expansion of our business;

•                  the geographical mix of our sales, together with fluctuations in foreign currency exchange rates;

•                  the timing of any acquisitions and related costs;

•                  changes in personnel and related costs; and

•                  legal proceedings in the normal course of business.

In addition, we expect that a substantial portion of our revenue will continue to be derived from renewals of maintenance contracts from customers of our software applications.  These maintenance contracts typically expire on an annual basis, and the timing of cash collections of related revenues varies from quarter to quarter.  In addition, our new license revenue and results of operations may fluctuate significantly on a quarterly and annual basis in the future, as a result of a number of factors, many of which are outside of our control.  The sale of a new license generally requires a customer to make a purchase decision that involves a significant commitment of capital.  As a result, the sales cycle associated with new license revenue will vary substantially and will be subject to a number of factors, including customers’ budgetary constraints, timing of budget cycles and concerns about the pricing or introduction of new products by us or our competitors.

If our revenues or operating results fall below the expectations of financial analysts or investors, the trading price of our common shares could fall.  As a result of the foregoing factors and the other factors described in this section, we believe that period-to-period comparisons of our revenue and operating results are not necessarily meaningful.  You should not rely on these comparisons to predict our future performance.

We experience customer attrition, which could affect our revenues more adversely than we expect, and we may be unable to adapt quickly to such attrition.  Any significant reduction in revenues as a result of attrition may result in a decrease in the trading price of our common shares.

We expect that a substantial portion of our revenue will continue to be derived from renewals of annual maintenance contracts with customers of our software applications, and, to a lesser extent, from professional services engagements for these customers.

Attrition in our customer base has historically taken place, and continues to take place, when existing customers elect not to renew their maintenance contracts and cease purchasing professional services from us.  Customer attrition occurs for a variety of reasons, including a customer’s decision to replace our product with that of a competing vendor, to purchase maintenance or consulting services from a third-party service provider, or to forgo maintenance altogether.  It can also occur when a customer is acquired or ceases operations.

To date, we have experienced relatively predictable and stable customer attrition.  We have been able to replace portions of revenue lost through attrition with new revenue from maintenance and professional services associated with new license sales and from maintenance contract price increases, as well as from acquisitions. However, any factors that adversely affect the ability of our installed systems to compete with those available from others, such as availability of competitors’ products offering more advanced product architecture, superior functionality or performance or lower prices, or factors that reduce demand for our maintenance and professional services, such as intensifying price competition, could lead to increased rates of customer attrition.  Should the rate of customer attrition exceed our expectations, we may be unable to replace the lost revenue or to reduce our costs sufficiently or in a timely enough fashion to maintain profitability.  In such circumstances, higher-than-expected customer attrition could have a material adverse effect on our business, results of operations, and financial condition.

We may be unable to realize our growth strategy if we are unable to identify other suitable acquisition opportunities.

We believe, based on feedback from our industry and internal analysis, that our future success depends upon our ability to make additional worthwhile acquisitions, such as our acquisitions of Extensity and Comshare, to offset the effect of customer attrition.    We cannot be certain that we will be able to identify suitable new acquisition candidates that are available for purchase at reasonable prices.  Even if we are able to identify such candidates, we may be unable to consummate an acquisition on suitable terms.  If we are unable to find and consummate additional worthwhile acquisitions, it is likely that our revenues and stock price will decline due to the adverse impact this would have on our ability to grow our business and offset the effect of customer attrition.  Many recent transactions in the software industry in general and the BPM segment in particular, have occurred at valuations with multiples exceeding two times revenue.  Consequently, identifying suitable acquisition targets has become increasingly difficult and this has impaired our ability to execute accretive acquisitions, given Geac’s own enterprise value to revenue ratio.  When evaluating an acquisition opportunity, we cannot assure you that we will correctly identify the risks and costs inherent in the business that we are acquiring.  In addition, to achieve desired growth rates as we become larger, we are likely to focus more heavily on larger companies for acquisition and continue to target public companies as potential acquisition candidates.  The acquisition of a public company may involve additional risks, including the potential for lack of recourse against public shareholders for undisclosed material liabilities of the acquired business.

If we were to proceed with one or more significant future acquisitions in which the consideration consisted of cash, a substantial portion of our available cash resources could be used.

Any inability on our part to integrate successfully other businesses that we acquire may disrupt our operations or otherwise have a negative impact on our business.

We are frequently in formal or informal discussions with potential acquisition candidates and may acquire, or make large investments in, other businesses that offer products, services, and technologies that we believe would complement our products and services.  Integration of our completed acquisitions and any future acquisitions involves a number of special risks, including the following: diversion of management’s attention from, and disruption of, our ongoing business; failure to integrate successfully the personnel, information systems, technology, and operations of the acquired business; failure to maximize the potential financial and strategic benefits of the transaction; failure to realize the expected synergies from acquired businesses; possible impairment of relationships with employees and customers as a result of any integration of new businesses and management personnel; impairment of assets related to resulting goodwill; reductions in future operating results from amortization of intangible assets; and unanticipated adverse events, circumstances, or legal liabilities associated with the transaction or the acquired business.

Moreover, mergers or acquisitions of technology companies are generally risky and often fail to deliver the return on investment that acquirers expect.  Such failures can result from a number of factors, including the following: rapid changes in technology in the markets in which the combining companies compete, and in demand for their products and services; difficulties in integrating the businesses and personnel of the acquired company; failure to achieve expected revenue or cost synergies; and unanticipated costs or liabilities.  In addition, future acquisitions are accompanied by the risk that the obligations and liabilities of an acquired company may not be adequately reflected in the historical financial statements of such company and the risk that such historical financial statements may be based on assumptions, which are incorrect or inconsistent with our assumptions or approach to accounting policies.  If we are unable to integrate future acquisitions successfully, our business and results of operations could be adversely affected.

The loss, cancellation or delay of orders by our customers could harm our business.

The purchase of some of our products, particularly our EAS products, and the related professional services may involve a significant commitment of resources and costs for our customers.  As a result, our sales process involves a lengthy evaluation and product qualification process that may require significant capital expenditures.  For these and other reasons, the sales cycle associated with the license of our products, renewal of maintenance agreements, and sale of related professional services vary substantially from contract to contract and from customer to customer.  The sales cycles for our products vary by product and application, and may range up to a year or more for large, complex installations.  We may experience delays over which we have no control and which further extend that period.  During the process, we may devote significant time and resources to a prospective customer, including costs associated with multiple site visits, product demonstrations, and feasibility studies.  If we are unsuccessful in generating offsetting revenues during these sales cycles, our revenues and earnings could be substantially reduced or we could experience a large loss.  Any significant or ongoing failure ultimately to achieve sales as a result of our efforts, or any delays or difficulties in the implementation process for any given customer could have a negative impact on our revenues and results of operations.

Demand for our products and services fluctuate rapidly and unpredictably, which makes it difficult for us to manage our business efficiently and may reduce our gross profits, profitability and market share.

We depend upon the capital spending budgets of our customers.  World and regional economic conditions have, in the past, adversely affected our licensing and support revenue. The continued weakness in our revenues from sales of new licenses of our enterprise applications systems appears to be consistent with the experience of other participants in our industry.  If economic or other conditions reduce our customers’ capital spending levels, our business, results of operations and financial condition may be adversely affected.  There has been a severe worldwide downturn in information technology spending over the last few years, and any growth in our markets will depend on a general recovery in information technology spending.  Growth prospects for our existing businesses are uncertain, with expansion in the industry also being highly dependent on users of enterprise applications systems enhancing their current systems through Web-based applications and new functionality that is complementary to that of their existing systems.  Currently, our sales data and industry observations indicate that the market for enterprise resource planning software is weak, and it may continue to be weak for the foreseeable future.

In addition, the purchase and implementation of our products can constitute a major portion of our customers’ overall corporate services budget, and the amount customers are willing to invest in acquiring and implementing such products has tended to vary in response to economic or financial crises or other business conditions.  Continuation of the current economic circumstances or other difficulty in the economies where we license our products, including North America, the United Kingdom, and other European countries, could have a material adverse effect on our business, financial position, operating results, or cash flows.  In particular, our financial position may be significantly adversely affected by a prolonged recession or economic slowdown in any of the economies where we derive a substantial portion of our revenue.

We face significant competition from other providers of enterprise application software and systems, which may reduce our market, share or limit the prices we can charge for our systems and services.

The enterprise software market in which we compete is maturing and is deeply penetrated by large independent software suppliers, such as Microsoft, Oracle, Hyperion, Cognos, Outlooksoft, Cartesis, Lawson Software, SAP, SSA Global, Infor and Intentia, and many other suppliers selling to small and mid-sized customers.  As a result, competition is intense, and significant pricing pressure exists.  The intensity of this competition increases as demand for products and services, such as those offered by us, weakens.  To maintain and to improve our competitive position, we must continue to develop and to introduce, in a timely and cost-effective manner, new products, product features, and services.  In addition, we expect that a substantial portion of our revenue will continue to be derived from renewals of annual maintenance contracts with customers of our software applications.  Although we have experienced relatively stable and predictable attrition relating to these contracts, increased competition could significantly reduce the need for our maintenance services, as customers could either decide to replace our software applications with a competitor’s applications or to enter into a maintenance contract with a third party to service their software. We anticipate additional competition as other established and emerging companies enter the market for our products and as new products and technologies are introduced. For example, companies that historically have not competed in the enterprise resource planning systems market could introduce new enterprise applications based on newer product architectures that could provide for functionality similar to or better than that of our products that are based on older technology.  In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of our prospective customers.  This risk has increased as our industry continues to trend toward consolidation.  Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share.  This competition could result in price reductions, fewer customer orders, reduced gross margins, and loss of market share.  In addition, variances or slowdowns in our new licensing revenue may negatively impact our current and future revenue from services and maintenance, since such services and support revenues typically depend on new license sales.

Our competitors may have advantages over us that may inhibit our ability to compete effectively.

Many of our competitors and potential competitors have significantly greater financial, technical, marketing, and other resources, greater name recognition, and a larger installed base of customers than we do.  The products of some of our competitors are based on more advanced product architectures or offer performance advantages compared with our more mature EAS and ISA products.  Our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or may devote greater resources to the development, promotion, and sale of their products than we are able to do.  Many competitive factors affect the market for our products and our ability to earn maintenance, professional services and new license revenue.  Some of these factors are: vendor and product reputation; industry-specific expertise; cost of ownership; ease and speed of implementation; customer support; product architecture, quality, price and performance; product performance attributes, such as flexibility, scalability, compatibility, functionality and ease of use; and vendor financial stability.  Our inability to compete effectively based on any of the foregoing factors could have a material adverse effect on our business, results of operations and financial condition.  Not all of our existing products compete equally well with respect to each of these factors.  To the extent that we conclude that one or more of our existing products are unable to compete effectively, we may reduce the amount of product development, sales and marketing and other resources that we devote to that product.  This could result in customer dissatisfaction, increased customer attrition rates and a decline in revenues from that product, each of which could have a material adverse effect on our business, results of operations, and financial condition.

Our business may be impacted by the recent consolidation trend in the software industry.

Our experience indicates that there is a recent trend in the software industry generally, and the enterprise resource planning segment specifically, towards the consolidation of the participants within the industry and between segments.  This trend may continue and could result in fewer participants in each segment, some of whom may have greater economic resources, broader geographic scope, a broader range of products and better overall positioning than we do.  As a result of this consolidation trend and the fact that there may be fewer participants in the industry or in each segment, competition may increase and pricing pressure on our products may intensify.  Industry participants with a broader range of product offerings may be better able to meet customers’ needs and win new business.  In addition, as a result of this trend, customers’ buying patterns may be impacted.  The uncertainty in the market created by this trend may cause customers to postpone or delay their buying decisions until the uncertainty regarding this consolidation trend is reduced.  To the extent we are unable to capitalize on this consolidation trend, it could have a material adverse effect on our business, results of operations, and financial condition.

If we consummate new acquisitions, resulting growth may place significant demands on our management resources and operational infrastructure.  Any failure to manage this growth effectively may lead to a disruption in our operations and a resulting decline in profitability.

In the past, we experienced substantial growth, primarily through acquisitions, which significantly expanded our operations. We made 33 acquisitions between May 1, 1996 and August 31, 2003, and we plan to continue to make acquisitions in the future.  Growth and expansion resulting from future acquisitions may place a significant demand on our management resources.  To manage post-acquisition growth effectively, we must maintain a high level of quality, efficiency and performance and must continue to enhance our operational, financial, and management systems and to retain, integrate, motivate and manage the employees who manage our operations following an acquisition.  We may not be able to manage such expansion effectively and any failure to do so could lead to a disruption in our business, a loss of customers and revenue, and increased expenses.  Any such decline in profitability could adversely impact the trading price of Geac common shares.

Potential divestitures may reduce revenues in the short term and create uncertainty among our employees, customers and potential customers, which could harm our business.

We have in the past divested, and may in the future consider divesting, certain portions of our business.  Any divestitures would result in a short-term reduction in revenue and could harm our results of operations if we were not able to reduce expenses accordingly or to generate offsetting sources of revenue.  To the extent that our consideration of these potential divestitures became known prior to their completion, we could face the risk, among others, that customers and potential customers of the business division in question might be reluctant to purchase our products and services during this period.  In addition, we face the risk that we may be unable to retain qualified personnel within that business division during this period.  These risks could prevent us from successfully completing on favorable terms, or at all, divestitures that would otherwise be beneficial to us, and may in the process weaken business divisions that we are considering for divestiture.  Any of these events could result in a loss of customers, revenues, and employees and could harm our results of operations.

Our international operations expose us to additional risks, including currency-related risk.

We are subject to risks of doing business internationally, including fluctuations in currency exchange rates, increases in duty rates, difficulties in obtaining export licenses, difficulties in the enforcement of intellectual property rights and political uncertainties.  We derived more than 95 percent of our total revenue from sales outside Canada in each of FY 2005 and FY 2004.  Our most significant international operations are in the United States, the United Kingdom, and France, which are the only countries in which our revenues constituted more than 10 percent of our total worldwide revenues during FY 2005 and FY 2004.  Historically, our Canadian sales and expenses have been denominated in Canadian dollars, and our non-Canadian sales and expenses have been denominated in the currencies of 21 other jurisdictions.  Effective May 1, 2003, we adopted the U.S. dollar as our reporting currency.  To date, we have not used forward exchange contracts to hedge exposures denominated in non-U.S. currencies or any other derivative financial instrument for trading, hedging, or speculative purposes.

Revenues and expenses generated in foreign currencies are translated at exchange rates during the month in which the transaction occurs.  We cannot predict the effect of foreign exchange losses in the future; however, if significant foreign exchange losses are experienced, they could have a material adverse effect on our business, results of operations, and financial condition.  In addition, fluctuations in exchange rates could affect the pricing of our products and negatively influence customer demand.  Additional risks we face in conducting business internationally include longer payment cycles and difficulties in managing international operations.  These include constraints associated with local laws regarding employment, difficulty in enforcing our agreements through foreign legal systems, problems in collecting accounts receivable, complex international tax and financial reporting compliance requirements, and the adverse effects of tariffs, duties, price controls or other restrictions that impair trade.

Seasonal trends in sales of our software products may result in periodic reductions in our cash flow and fluctuation of our operating results.

Seasonality in our business could result in our revenues or cash flows in a given period being less than market estimates.  Seasonality could also result in quarter-to-quarter decreases in our revenues or cash flows.  Our revenues and operating results in our January quarter have tended to benefit from customer spending related to calendar year-end budget cycles.  Most of our maintenance contract renewals occur on a calendar-year basis.  Accordingly, cash receipts from maintenance contract renewals are usually highest in the January quarter and lowest in the July and October quarters.  These historical patterns may change over time, however, particularly as our operations become larger and the sources of our revenue change and become more diverse.  Our European operations have expanded significantly in recent years and may experience variability in demand associated with seasonal buying patterns in these foreign markets.  For example, our July and October quarters typically experience reduced sales and cash collections activity, in part, due to the European summer holiday season.  Our operating expenses are generally fixed, and any increase in such expenses will have a disproportionate adverse affect on our gross margins and net earnings in those quarters in which, due to the seasonality of our business, we generate less revenue.

Impact of geopolitical and other global or local events may have a significant effect on our operations.

Various events, including natural disasters, extreme weather conditions, labour disputes, civil unrest, war and political instability, terrorism, and contagious illness outbreaks, or the perceived threat of these events, may cause a disruption of our normal operations and may disrupt the domestic and international travel of our sales and other personnel.  In addition to the general uncertainty that these events or the perceived threat of these events could have on the demand for our products and services, the ability of our personnel, including maintenance and sales personnel, to travel to visit customers or potential customers may be affected.  The sales cycle for our products includes a period of education for potential customers on the use and benefits of our products and services, as well as the integration of our products and services with additional applications utilized by individual customers.  Any disruption in the ability of our personnel to travel could have a material and adverse impact on our ability to complete this process and to service these customers, which could, in turn, have a material adverse effect on our business, results of operations and financial condition.  In addition, these events or the perceived threat of these events may require us to reorganize our day-to-day operations to minimize the associated risks.  Any expense related to the reorganization of our day-to-day operations, even on a short-term basis, could also have a material adverse effect on our business, results of operations and financial condition.

If we cannot attract and retain qualified sales personnel, customer service personnel, and software developers, we may not be able to sell and to support our existing products or to develop new products.

We depend on key technical, sales, and senior management personnel.  Many of these individuals would be difficult to replace if they were to leave our employment.  In addition, our success is highly dependent on our continuing ability to identify, to hire, to train, to assimilate, to motivate, and to retain highly qualified personnel, including recently hired officers and other employees.  Any such new hire may require a significant transition period prior to making a meaningful contribution to the Company.  Competition for qualified employees is particularly intense in the technology industry, and we have in the past experienced difficulty recruiting qualified employees.  Our failure to attract and to retain the necessary qualified personnel could seriously harm our operating results and financial condition.

Our future growth depends, in part, upon our ability to develop new products and to improve existing products.  Our ability to develop new products and services and to enhance our existing products and services will depend, in part, on our ability to recruit and to retain top quality software programmers.  If we are unable to hire and to retain sufficient numbers of qualified programming personnel, we may not be able to develop new products and services or to improve our existing products and services in the time frame necessary to execute our business plan.

Our executive officers are critical to our business, and these officers may not remain with us in the future.

Our future success largely depends on the continued efforts and abilities of our executive officers.  Their skills, experience and industry contacts significantly benefit us.  Although we have employment and non-competition agreements with members of our senior management team we cannot assure you that they or our other key employees will all choose to remain employed by us.  If we lose the services of one or more of our executive officers, or if one or more of them decide to join a competitor or otherwise compete directly or indirectly with us, our business, operating results, and financial condition could be harmed.  We do not maintain key man life insurance on any of our employees.

The market for our software products is characterized by rapid technological advances, and we must continually improve our technology to remain competitive.

Rapid technological change and frequent new product introductions and enhancements characterize the enterprise solutions software industry.  Our current and potential customers increasingly require greater levels of functionality and more sophisticated product offerings.  In addition, the life cycles of our products are difficult to estimate.  While we believe some of our products may be nearing the end of their product life cycles, we cannot estimate the decline in demand from our customer of maintenance and support related to these products.  Accordingly, we believe that our future success depends upon our ability to enhance current products and to develop and to introduce new products offering enhanced performance and functionality at competitive prices in a timely manner, and on our ability to enable our products to work in conjunction with other products from other suppliers that our customers may utilize.  Our failure to develop and to introduce or to enhance products in a timely manner could have a material adverse effect on our business, results of operations, and financial condition.  We may be unable to respond on a timely basis to the changing needs of our customer base and the new applications we design for our customers may prove to be ineffective.  Our ability to compete successfully will depend in large measure on our ability to be among the first to market with effective new products or services, to maintain a technically competent research and development staff, and to adapt to technological changes and advances in the industry.  Our software products must remain compatible with evolving computer hardware and software platforms and operating environments.  We cannot assure you that we will be successful in these efforts.  In addition, competitive or technological developments and new regulatory requirements may require us to make substantial, unanticipated investments in new products and technologies, and we may not have sufficient resources to make these investments.  If we were required to expend substantial resources to respond to specific technological or product changes, our operating results would be adversely affected.

We may be unable to develop and to maintain collaborative development and marketing relationships, which could result in a decline in revenues or slower than anticipated growth rates.

As a part of our business strategy, we have formed, and intend to continue to form, collaborative relationships with other leading companies to increase new license revenue.  Our success will depend, in part, on our ability to maintain these relationships and to cultivate additional corporate alliances with such companies.  We cannot assure you that our historical collaborative relationships will be commercially successful, that we will be able to negotiate additional collaborative relationships, that such additional collaborative relationships will be available to us on acceptable terms, or that any such relationships, if established, will be commercially successful.  In addition, we cannot assure you that parties with whom we have established, or will establish, collaborative relationships will not, either directly or in collaboration with others, pursue alternative technologies or develop alternative products in addition to, or instead of, our products.  Such parties may also be acquired by our competitors to terminate our relationship or they may experience financial or other difficulties that lessen their value to us and to our customers.  Our financial condition or results of operations may be adversely affected by our failure to establish and maintain collaborative relationships.

We may become increasingly dependent on third-party technology incorporated in our products, and, if so, impaired relations with these third parties, errors in their technology, or their inability to enhance the technology over time could harm our business.

We incorporate third-party technology into our products.  Currently, the third-party providers include, without limitation: IBM, Impromptu, FRx, Jacada, Brio, Apache Foundation, Microsoft, Lombardi, IBI, Pervasive, BEA Systems, DataMirror, Business Objects and Sun Microsystems.  We may incorporate additional third-party technology into our products as we continue to develop our existing products and expand our product lines.  The operation of our products could be impaired if errors occur in the third-party technology that we license.  It is more difficult for us to correct errors in third-party technology because the technology is not within our control.  Accordingly, our business may be adversely affected in the event of errors in this technology.  Furthermore, it may be difficult for us to replace any third-party technology if a vendor seeks to terminate our license to use the technology.

We may be unable to protect our proprietary technology and that of other companies we may acquire, which could harm our competitive position.

We have relied, and expect to continue to rely, on a combination of copyright, trademark and trade-secret laws, confidentiality procedures, and contractual provisions to establish, to maintain, and to protect our proprietary rights.  Despite our efforts to protect our proprietary rights in our intellectual property and that of other companies we may acquire, unauthorized parties may attempt to copy aspects of our products or to obtain information we regard as proprietary.  Policing unauthorized use of our technology, if required, may be difficult, time- consuming, and costly.  Our means of protecting our technology may be inadequate.

Third parties may apply for patent protection for processes that are the same as, or similar to, our processes, or for products that use the same or similar processes as our products.  Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or services or to obtain and to use information that we regard as proprietary.  Third parties may also independently develop similar or superior technology without violating our proprietary rights.  In addition, the laws of some foreign countries do not protect proprietary rights to the same extent, as do the laws of Canada and the United States.

Trademark protection is an important factor in establishing product recognition. Our inability to protect our trademarks from infringement could result in injury to any goodwill, which may be developed in our trademarks.  Moreover, we may be unable to use one or more of our trademarks because of successful third-party claims.

Claims of infringement are becoming increasingly common as the software industry develops and legal protections, including patents, are applied to software products.  Although we believe that our products and technology do not infringe proprietary rights of others, litigation may be necessary to protect our proprietary technology and third parties may assert infringement claims against us with respect to their proprietary rights.

Any claims or litigation can be time consuming and expensive regardless of their merit.  Infringement claims against us could cause product release delays, require us to redesign our products or to enter into royalty or license agreements that may not be available on terms acceptable to us, or at all.

Product development delays could harm our competitive position and reduce our revenues.

If we experience significant delays in releasing new or enhanced products, our position in the market could be harmed and our revenue could be substantially reduced, which would adversely affect our operating results.  We have experienced product development delays in the past and may experience delays in the future.  In particular, we may experience product development delays associated with the integration of recently acquired products and technologies.  Delays may occur for many reasons, including the inability to hire a sufficient number of developers, discovery of bugs and errors, or the inability of our current or future products to conform to customer and industry requirements.

If our customers demand performance guarantees, the costs and risks associated with offering our products and services will increase.

We and our competitors are being requested, with increasing frequency, to provide specific performance guarantees with respect to the functionality of certain aspects of our software.  Similarly, we have been requested to quote fixed-price bids for professional services.  These requests present risks, because no two implementations of our software are identical, and therefore we cannot accurately predict precisely what will be required to meet these performance standards.  If this trend continues, our profitability may be affected if we are required to spend more to meet our commitments.

Our software products may contain errors or defects that could result in lost revenue, delayed or limited market acceptance, or product liability claims with substantial litigation costs.

As a result of their complexity, software products may contain undetected errors or failures when entering the market.  Despite testing performed by us and testing and use by current and potential customers, defects and errors may be found in new products after commencement of commercial shipments or the offering of a network service using these products.  In these circumstances, we may be unable to successfully correct the errors in a timely manner or at all.  The occurrence of errors and failures in our products could result in negative publicity and a loss of, or delay in, market acceptance of those products.  Such publicity could reduce revenue from new licenses and lead to increased customer attrition.  Alleviating these errors and failures could require significant expenditure of capital and other resources by us.  The consequences of these errors and failures could have a material adverse effect on our business, results of operations, and financial condition.

Because many of our customers use our products for business-critical applications, any errors, defects, or other performance problems could result in financial or other damage to our customers.  Our customers or other third parties could seek to recover damages from us in the event of actual or alleged failures of our products or the provision of services.  We have in the past been, and may in the future continue to be, subject to these kinds of claims.  Although our license agreements with customers typically contain provisions designed to limit our exposure to potential claims, as well as any liabilities arising from these claims, the provisions may not effectively protect against these claims and the liability and associated costs.  Accordingly, any such claim could have a material adverse effect upon our business, results of operations, and financial condition.  In addition, defending this kind of claim, regardless of its merits, or otherwise satisfying affected customers, could entail substantial expense and require the devotion of significant time and attention by key management personnel.

The hosting services of our AppCare service, expense management products, and Interealty business are dependent on the uninterrupted operation of our data centers.  Any unexpected interruption in the operation of our data centers could result in customer dissatisfaction and a loss of revenues.

The hosting services offered by our AppCare remote application management service, Extensity products, portions of our Anael, Local Government businesses and Interealty business depend upon the uninterrupted operation of our data centers and our ability to protect computer equipment and information stored in our data centers against damage that may be caused by natural disaster, fire, power loss, telecommunications or internet failure, unauthorized intrusion, computer viruses and other similar damaging events.  If any of our data centers were to become inoperable for an extended period, we might be unable to provide our customers with contracted services.  Although we take what we believe to be reasonable precautions against such occurrences, we can give no assurance that damaging events such as these will not result in a prolonged interruption of our services, which could result in customer dissatisfaction, loss of revenue and damage to our business.

In addition, if customers determine that our hosted product is not scalable, does not provide adequate security for the dissemination of information over the Internet, or is otherwise inadequate for Internet-based use, or, if for any other reason, customers fail to accept our hosted products for use on the Internet or on a subscription basis, our business will be harmed.  As a provider of hosted services, we expect to receive confidential information, including credit card, travel booking, employee, purchasing, supplier, and other financial and accounting data, through the Internet.  There can be no assurance that this information will not be subject to computer break-ins, theft, and other improper activity that could jeopardize the security of information for which we are responsible.  Any such lapse in security could expose us to litigation, loss of customers, or otherwise harm our business.  In addition, any person who is able to circumvent our security measures could misappropriate proprietary or confidential customer information or cause interruptions in our operations.  We may be required to incur significant costs to protect against security breaches or to alleviate problems caused by breaches.

Further, a well-publicized compromise of security could deter people from using our Web-hosted products to conduct transactions that involve transmitting confidential information.  Our failure to prevent security breaches, or well-publicized security breaches affecting the Internet in general could significantly harm our business, operating results and financial condition.

As Internet commerce evolves, we expect that federal, provincial, state or foreign agencies will adopt new regulations covering issues, such as user privacy, pricing, taxation of goods and services provided over the Internet, and content and quality of products and services.  It is possible that new legislation could expose companies involved in electronic commerce to liability, which could limit the growth of electronic commerce generally and reduce demand for our products and services.

Our shareholder protection rights plan may discourage take-over attempts.

We have adopted a shareholder protection rights plan pursuant to which one right for each Geac common share has been issued.  The rights represent the right to purchase, subject to the terms and conditions of the rights plan, Geac common shares on a basis that would have the effect of diluting the interests of potential acquirers.  The rights plan may have an anti-take-over effect and discourage take-over attempts not first approved by our board of directors or made in accordance with the terms of the plan.

Extensity, a company we acquired in March 2003, is the target of a securities class action complaint, which may result in substantial costs and divert management attention and resources.

Extensity, a company we acquired in March 2003, is subject to a class action suit which alleges that Extensity, certain of its former officers and directors, and the underwriters of its initial public offering in January 2000 violated U.S. securities laws by not adequately disclosing the compensation paid to such underwriters.  The class action suit has been consolidated with a number of similar class action suits brought against other issuers and underwriters involved in initial public offerings.  The plaintiffs seek an unspecified amount of damages.  The plaintiffs and issuer parties have entered into a settlement agreement to settle all claims, which would be funded by the issuers’ insurers.  On February 15, 2005, the Court issued an opinion granting preliminary approval of the settlement.  If the settlement is not finally approved, this action may divert the efforts and attention of our management and, if determined adversely, could have a material impact on our business, financial position, results of operations and cash flows.

We may be required to delay the recognition of revenue until future periods, which could adversely impact our operating results.

We may have to defer revenue recognition due to several factors, including whether:

•                  we are required to accept extended payment terms;

•                  the transaction involves contingent payment terms or fees;

•                  the transaction involves acceptance criteria or there are identified product-related issues; or

•                  license agreements include products that are under development or other undelivered elements.

Because of the factors listed above and other specific requirements for software revenue recognition, we must have very precise terms in our license agreements to recognize revenue when we initially deliver our products or perform services.  Negotiation of mutually acceptable terms and conditions can extend the sales cycle, and sometimes we do not obtain terms and conditions that permit revenue recognition at the time of delivery or even as work on the project is completed.

We may have exposure to unforeseen  tax liabilities.

As a multinational corporation, we are subject to income taxes as well as non-income based taxes, in Canada, the United States and various foreign jurisdictions and our tax structure is subject to review by numerous taxation authorities.  Significant judgment is required in determining our worldwide provision for income taxes and other tax liabilities.  In the ordinary course of a global business, there are many intercompany transactions and calculations where the ultimate tax determination is uncertain.  Although we strive to ensure that our tax estimates are reasonable, we cannot assure you that the final determination of any tax audits and litigation will not be different from what is reflected in our historical income tax provisions and accruals, and any such differences may materially affect our operating results for the affected period or periods.

We also have exposure to additional non-income tax liabilities.  We are subject to non-income taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in Canada, the United States and various foreign jurisdictions.  We are regularly under audit by tax authorities with respect to these non-income taxes.

Terrorist attacks or hostilities could harm our business.

Actual or threatened terrorist attacks or military actions, and events occurring in response to those developments, may reduce the amount, or delay the timing of, capital expenditures by corporations for information technology.  Accordingly, we cannot be assured that we will be able to increase or maintain our revenue.  In addition, any increase in terrorist activity or escalation of military action may disrupt our operations or the operations of our customers, which could adversely affect our business, financial condition or operating results.

Legislative actions, higher insurance costs and potential new accounting pronouncements may affect our future financial position and results of operations.

To comply with the Sarbanes-Oxley Act of 2002 (“SOXA”), as well as recent changes to stock exchange standards, we may be required to hire additional personnel and make additional investment in our infrastructure.  We are utilizing more outside legal, accounting and advisory services than in the past.  As a result of the foregoing, our general and administrative costs will increase.  Insurers may increase premiums as a result of high claims rates experienced by them over the past year, and so our future premiums for our various insurance policies, including our directors’ and officers’ insurance policies, could be subject to increase.  Proposed changes in the accounting rules could materially increase the expenses that we report under generally accepted accounting principles and adversely affect our operating results.

Currently, we qualify as a “foreign private issuer” for U.S. federal securities law purposes. “Foreign private issuers” need to comply with the requirements of SOXA 404, and certain other requirements under SOXA, for all fiscal years ending after July 15, 2006.  As a result, if we continue to qualify as a “foreign private issuer” we will first be required to comply with Section 404 and certain other SOXA requirements for the first time in respect of our fiscal year ending April 30, 2007.  If, for any reason, we do not continue to qualify as a “foreign private issuer” through April 30, 2006 because, among other possible reasons, the percentage of our voting securities owned by residents of the United States exceeds 50%, we will need to comply with these requirements for the first time in respect of our current fiscal year.  In conjunction with the Section 404 requirements that management report on the effectiveness of our internal control over financial reporting and identify any material weaknesses in our internal control over financial reporting, we are engaged in an ongoing process to document, evaluate and test our disclosure controls and procedures, including corrections to existing controls and additional controls and procedures that we may implement. Although we have committed and are continuing to commit significant human and other resources to the SOXA compliance effort, we can make no assurance that we will be able to complete the SOXA 404 process or otherwise fully comply with the requirements under SOXA prior to, or for any fiscal period ending prior to, April 30, 2007.  Any unfavorable Section 404 report or other report disclosing our failure to meet the requirements of SOXA could undermine investor confidence and the value of our stock and subject us to possible litigation.